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                                                                       EXHIBIT 1


                 IF YOU ARE CONSIDERING SELLING YOUR SHARES OF
                   CPA(R):12 TO MADISON LIQUIDITY INVESTORS,
                               PLEASE READ THIS!!


Once again, Madison Liquidity Investors is seeking to acquire your shares of CPA(R):12. Madison and its affiliates have been soliciting CPA(R):12 investors for several years in the hope that investors will sell their CPA(R):12 shares. Now they are soliciting CPA(R):12 investors with an offer to purchase CPA(R):12 shares for $10.00 per share. While past performance is not a guarantee of future results, since its inception, CPA(R):12 has provided 43 consecutive quarterly distributions, while its year-end valuations have increased all but one year since 1999. We anticipate receiving 2004 valuations the week of March 14.

If you were to sell your shares, you would have to pay a separate transfer fee to Madison and would not benefit from CPA(R):12's recently declared distribution, which represents an annualized yield of 8.3% based on your original investment of $10.00 per share.

We strongly encourage you to view the Securities and Exchange Commission's website, www.sec.gov, which can provide additional information on the dangers of these types of tender offers. You can access the most recent information on CPA(R):12 from its website, www.cpa12.com.

Before you consider selling your shares of CPA(R):12 to Madison and make this financial decision, please consult your financial advisor, call CPA(R):12's Investor Relations Department at 1-800-WP-CAREY (972-2739) or e-mail them at CPA12@wpcarey.com. Remember, once you return the signed tender offer and it is accepted by Madison, your decision is FINAL and IRREVOCABLE. Madison will NOT let you change your decision to sell your shares of CPA(R):12.

[WP CAREY                                                             [LOGO
LOGO]          1-800-WP CAREY o www.cpa12.com o CPA12@wpcarey.com     CPA(R):12]